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Minneapolis, MN 55402

www.Oppenheimer.com

Direct:            (612) 607-7287

Main:                (612) 607-7000

Fax:                        (612) 607-7100

E-Mail:       ACulbert@oppenheimer.com

November 8, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mr. Jeffrey Riedler

Assistant Director

Mail Stop 4720

Re:                             BioSante Pharmaceuticals, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 13, 2012

File No. 001-31812

Dear Mr. Riedler:

On behalf of BioSante Pharmaceuticals, Inc. (“BioSante”), we are responding to the comment letter, dated October 18, 2012, from Mr. Jeffrey Riedler to Mr. Phillip B. Donenberg, Senior Vice President of Finance, Chief Financial Officer and Secretary of BioSante, regarding BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2012 (the “2011 Form 10-K”).

For your convenience, please note that your comments are repeated below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter.  BioSante’s responses are provided below each comment.

Additionally, we refer to the telephone conversation between Ms. Deanna Counsell of our Firm and you, pursuant to which Ms. Counsell requested and received an extension to submit responses on or before November 8, 2012.

Description of Our Female Sexual Health, Menopause, Contraception…. page 3

1.              Comment:  We note your response to our prior comment 1 and that you intend to disclose some of the missing material terms in future filings.  However, we also note that there are still several material terms missing from your disclosure.  Please note that disclosing some of these material terms, which are currently still material, in past filings is not sufficient.  Please revise your disclosure to include the material terms of the Antares license agreement including:

•                  Duration of agreement;

•                  Termination provisions;

•                  Aggregate amounts paid to date under the agreement (please note that your response referenced aggregate amounts “received” to date rather than ones “paid” to date); and

•                  Aggregate potential milestones payments to be paid.

Response:

In its quarterly report on Form 10-Q for the quarter ended September 30, 2012, and its next annual report on Form 10-K and future financial reports, as appropriate, BioSante will disclose all of the material terms of its license agreement with Antares Pharma, Inc., including specifically the information that the Staff has indicated that it considers material, including without limitation the duration of agreement, termination provisions, aggregate amounts paid to date under the agreement and aggregate potential milestone payments to be paid.

For your reference, the disclosure to be included in BioSante’s quarterly report on Form 10-Q for the quarter ended September 30, 2012 will be in substantially the form as follows:

“We license the technology underlying certain of our gel products, including LibiGel and Elestrin, but not our male testosterone gel, from Antares Pharma, Inc.  The patents covering the formulations used in the gel products covered under the license agreement are expected to expire in 2022, although with respect to LibiGel, a new U.S. patent covering the “method of use” of LibiGel for treating FSD and HSDD was issued, which will expire in December 2028.  Our license agreement with Antares requires us to pay Antares certain development and regulatory milestone payments and royalties based on net sales of any products we or our licensees sell incorporating the licensed technology.  Specifically, we are obligated to pay Antares 25 percent of all upfront and milestone payments related to a license and a 4.5 percent royalty on net sales of product by us or a licensee.  Since entering into the agreement and through September 30, 2012, we have paid Antares an upfront payment of $1.0 million, an aggregate of $5.1 million in milestone payments and an aggregate of $100,000 in royalties.  Aggregate potential milestone payments to be paid by us to Antares under the agreement include 25 percent of the potential $140 million in sales-based milestone payments, or $35 million from Meda if Elestrin reaches certain predefined sales per calendar year; although, based on current sales levels, we believe our receipt of such payments unlikely in the near term, if at all.

The term of our license agreement with Antares will expire on a country-by-country and product-by-product basis when the royalties expire (at patent expiration), at which time we will have a fully paid-up exclusive license regarding the applicable product in such country.  We and Antares may terminate the license agreement upon the occurrence of certain events, including a material breach of the agreement by the other party or if the other party goes into liquidation or bankruptcy or makes an assignment for the benefit of creditors or a receiver is appointed.  Antares may terminate the agreement with respect to certain products or territories if we do not continue development, seeking regulatory approval or marketing of such products in the covered territories.  We may terminate the agreement with respect to certain products or territories if, for technical, scientific or regulatory reasons, it is not likely that the product will gain required regulatory approvals in a territory, if regulatory approvals in a territory are not obtained or if we determine that it is not economically viable to continue development or marketing of a product in a territory.”

Male Testosterone Gel, page 6

2.              Comment:  We note your response to our prior comment 2 and that you intend to disclose some of the missing material terms of the agreement in future filings.  However, we also note that in regard to aggregate potential milestones to be received and royalty rates, you have not disclosed this information for competitive reasons.  Please note that we deem this information to be material to investors.  Accordingly, please revise your disclosure to include the amount of aggregate potential milestone payments to be received and royalty rates.

Response:

In its quarterly report on Form 10-Q for the quarter ended September 30, 2012, and its next annual report on Form 10-K and future financial reports, as appropriate, BioSante will disclose all of the material terms of its development and license agreement with Teva Pharmaceuticals USA, Inc., including specifically the information that the Staff has indicated that it considers material, including without limitation the amount of aggregate potential milestone payments to be received and royalty rates.

For your reference, the disclosure to be included in BioSante’s quarterly report on Form 10-Q for the quarter ended September 30, 2012 will be in substantially the form as follows:

“Under our development and license agreement with Teva, Teva has agreed to market our male testosterone gel for the U.S. market and is responsible for any and all manufacturing and marketing associated with the product.  The financial terms of the development and license agreement included a $1.5 million upfront payment by Teva, which was paid to us in December 2002, and an obligation by Teva to pay us certain milestones and royalties on sales of the product in exchange for rights to develop and market the product, as described in more detail below. Teva is entitled to deduct the amount of any legal expenses incurred by Teva in connection with associated patent litigation against Teva from the net sales of the product.  The term of the development and license agreement will expire 10 years from the date on which Teva makes its first commercial sale of the male testosterone gel to an unrelated third party in an arms-length transaction in the United States.  The parties may terminate the development and license agreement upon the occurrence of certain events, including a material breach of the agreement by the other party.  We may terminate the agreement if Teva files a petition in bankruptcy, enters into an arrangement with its creditors or makes an assignment for the benefit of creditors or a receiver or trustee is appointed or if Teva suffers or permits the entry of an order adjudicating it to be bankrupt or insolvent.  Teva may terminate the agreement if Teva determines that the continued development and/or marketing of the male testosterone gel is no longer commercially viable.

In October 2012, we entered into an amendment to our agreement with Teva pursuant to which Teva made a $1.0 million payment to us upon the signing of the amendment and agreed to make the following milestone based payments to us:  (1) $500,000 if the FDA authorizes marketing of the licensed male testosterone gel as an “AB-rated” equivalent to AndroGel®; (2) $750,000 upon the earlier to occur of (a) December 31, 2012 and (b) five business days after Teva’s submission to the FDA of a final report regarding a “washing” clinical study required by the FDA; and (3) $500,000 upon the earlier to occur of (a) December 31, 2013 and (b) five business days after Teva’s commencement of commercial manufacture of the licensed product for sale in the United States.  In addition, Teva has agreed to pay us $4.0 million in the event Teva is the sole marketer in the United States of a generic 1% testosterone gel AB-rated to AndroGel® for at least 180 days immediately following the launch date of the licensed product in the United States.  The royalty rate to be paid by Teva to us under the agreement is five percent of net sales; provided, however, that during the period of time that Teva markets the licensed product and is the sole marketer of a generic 1% testosterone gel that is AB-rated to AndroGel® in the United States, the royalty rate will be seven and one half percent of net sales.  Additionally, pursuant to the terms of the October 2012 amendment, the parties agreed to release each other from certain liabilities.”

* * * * *

In connection with this response, BioSante Pharmaceuticals, Inc. acknowledges that:

1.              BioSante is responsible for the adequacy and accuracy of the disclosure in the filing;

2.              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.              BioSante may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7287 to discuss any further questions or comments you might have concerning BioSante’s responses.

Very truly yours,

/s/ Amy E. Culbert

Amy E. Culbert

cc:                                Johnny Gharib, Division of Corporation Finance, Securities and Exchange Commission

John Krug, Division of Corporation Finance, Securities and Exchange Commission

Stephen M. Simes, BioSante Pharmaceuticals, Inc.

Phillip B. Donenberg, BioSante Pharmaceuticals, Inc.

Michael Lullo, Deloitte & Touche LLP